O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

March 31, 2016

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asta Funding, Inc. (the “Company”)
Schedule TO-C filed March 15, 2016
Schedule TO-T filed on March 22, 2016
Filed by The Mangrove Partners Master Fund Ltd.
and MPF InvestCo 4, LLC
File No. 5-44713

Dear Ms. Chalk:

We are submitting this letter on behalf of The Mangrove Partners Master Fund Ltd.and MPF InvestCo 4, LLC (collectively, “Mangrove”) in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 29, 2016 (the “Comments”) relating to the above-referenced tender offer on Schedule TO-T (the “Schedule TO-T”) and the response letter submitted by Mangrove on March 25, 2016 (the “Response Letter”).  We have reviewed the Comments with Mangrove and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Response Letter.  For your convenience, we have included a summary of the Comments in the body of this letter and have provided responses thereto immediately following each comment.

Schedule TO-T

Schedule TO-T - Item 10. Financial Statements

1.
The Staff reissues Comment Number 1 which states, it appears that financial statements for the bidders may be material in the context of this Offer, given that bidders currently own approximately 17% of the Company’s Shares and will own 42.2% of the Shares if this Offer is fully subscribed. We further note that this Offer is outside the “safe harbor” provided in Instruction 2 to Item 10 of Schedule TO, since this is a partial offer and bidders are not reporting companies under the Exchange Act. In addition, bidders filed their first Schedule 13D with respect to their ownership in the Company on March 2, 2016 and do not appear to be otherwise affiliated with the target company, such that target shareholders would already have access to information about bidders and their affiliates. Please provide the financial statement disclosure required by Item 10 of Schedule TO or explain in your response letter how you determined that such requirement is inapplicable here. We may have further comments.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 31, 2016

Response:    As discussed, we continue to believe that the financial information required by Item 10 of the Schedule TO is not material to shareholders of the Company.  The Staff in connection with Top Alpha Capital S.M. Ltd.’s (“Top Alpha”) tender offer of Metalink Ltd. dated January 13, 2016 issued a similar comment with respect to the requirement to include financial statements as Top Alpha’s percentage ownership would increase to 45.34%.  In that tender offer, Top Alpha was able to proceed without including financial statements.

Additionally, Mangrove, as a Registered Investment Adviser under the Investment Advisers Act of 1940, as amended, is required to publicly file a Form ADV Parts 1 and 2, including its brochure, attached hereto as Exhibit A.  The Commission has determined that information included in the Form ADV, Part II is what is a material for an investor to invest in a Registered Investment Adviser.  Mangrove’s Form ADV, Part II, includes disclosure that Mangrove has as of January 1, 2016, approximately $473,418,580 Assets Under Management.  The aggregate Offer price of $27,000,000 is approximately six percent of the total Assets Under Management held by Mangrove.  Mangrove has agreed to supplement its disclosure in the Offer to Purchase to include disclosure that its Assets Under Management has increased from approximately $321,000,000 on January 1, 2014, to approximately $449,000,000 on January 1, 2015 to approximately $473,000,000 on January 1, 2016.

Mangrove also publicly files a Schedule 13F-HR quarterly showing the amount of Schedule 13F securities held by Mangrove and how that amount has grown over time.

We believe that (i) with the public availability of Mangrove’s Form ADV and Schedule 13Fs, both of which we will inform shareholders of the Company where they can access and if the Staff desires, can include in summary format in the Offer to Purchase, (ii) the inclusion of language about the growth of Mangrove’s Assets Under Management, (iii) the fact that the Commission does not require Registered Investment Advisers to include financial statements in order for investors to make informed decisions whether to invest in such Registered Investment Adviser and (iv) that the Staff less than three months ago allowed a tender offer to proceed in which the bidder was acquiring a higher percentage of the target than Mangrove is here, results in the conclusion that Mangrove’s financial statements are immaterial and the Item 10 of Schedule TO is inapplicable.

Offer to Purchase

Possible Effects of the Offer on the Market for the Shares..., page 12

2.
The Staff reissues Comment Number 2, which states we note your disclosure here that while it is not your intention, “the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act.” You similarly disclose in this section that the purchase of Shares in the Offer may result in them becoming delisted from the NASDAQ. We further note that if the Offer is fully subscribed, bidders and their affiliates will own 42.2% of the Shares. Please provide your analysis as to the applicability of Rule 13e-3 to the Offer, or file a Schedule 13E-3 and provide and disseminate all of the disclosure required by that Schedule. We may have further comments after reviewing your response.

Response:     As discussed Mangrove will amend the conditions to the closing of the Offer to add a condition that Nasdaq does not delist the Company as a direct result of the Offer.

Please direct your questions or comments regarding the Mangrove’s responses to the Comments to the undersigned at (212) 451-2333.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky
Steve Wolosky